CONSENT OF HAROLD R. ROBERTS

The undersigned hereby consents to:

(i)

the filing of the written disclosure regarding the technical report entitled “Technical Report on the Roca Honda Project, McKinley County, New Mexico, U.S.A." dated February 27, 2015, (the “Technical Disclosure”), contained in the Annual Information Form for the period ended December 31, 2014 (the “AIF”) of Energy Fuels Inc. (the “Company”) being incorporated by reference into the Company’s Management Information Circular (the “MIC”) which is being included as an exhibit to the Company’s Form 6-K (the “6-K”);

(ii)

the incorporation by reference of the Technical Disclosure, the MIC and the 6-K into the Company’s Registration Statement on Form F-10, and any amendments thereto (File No. 333-194916)(the “F-10”), filed with the United States Securities and Exchange Commission; and

(iii)	the use of my name in the AIF, the 6-K, the MIC, and the F-10.

/s/ Harold R. Roberts

Harold R. Roberts, P.E., Executive Vice
President and Chief Operating Officer of
Energy Fuels Inc.

Date: May 26, 2015